UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Health Grades, Inc.
(Name of Subject Company)
Health Grades, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
42218Q102
(CUSIP Number of Class of Securities)

Allen Dodge
Executive Vice President and Chief Financial Officer
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(303) 716-0041
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:
Peter D. Lyons, Esq.
Christa A. D’Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000
Douglas R. Wright, Esq.
Jason Day, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203
(303) 607-3500

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 9, 2010, Health Grades, Inc., a Delaware corporation (the “Company”), Mountain Acquisition Corp., a Delaware corporation (“Parent”), Mountain Merger Sub Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), and Mountain Acquisition Holdings, LLC, a Delaware limited liability company (“Holdings”), entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger among the Company, Parent, Purchaser and Holdings, dated as of July 27, 2010 (as amended, the “Merger Agreement”). The Amendment extends the expiration date of the cash tender offer by Purchaser to acquire all of the shares of the Company’s common stock (the “Offer”). The Amendment provides that, unless the Offer is extended pursuant to the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 9:00 a.m., New York City time, on the date that is the later of 20 business days after the date the Offer is commenced and September 10, 2010.
A copy of the Amendment was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 9, 2010 and is incorporated herein by reference.
Additional Information and Where to Find It:
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this communication has not commenced. At the time the Offer is commenced, Purchaser will file a Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal, and other offer documents) with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a Schedule 14D-9 Solicitation/Recommendation Statement, with respect to the Offer. Holders of shares of the Company are urged to read the relevant tender offer documents when they become available because they will contain important information that holders of the Company’s securities should consider before making any decision regarding tendering their securities. Those materials and all other documents filed by Vestar Capital Partners V, L.P. or Purchaser with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Schedule TO Tender Offer Statement, Schedule 14D-9 Solicitation/Recommendation Statement and related materials may be obtained for free by directing such requests to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, Toll-Free Telephone: (888) 750-5834.

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